UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                              Information Statement
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 Promulgated Thereunder



                             QUIKBYTE SOFTWARE, INC.
                             -----------------------
               (Exact name of registrant as specified in charter)


                                    Colorado
                                    --------
         (State or other Jurisdiction of Incorporation or Organization)


      000-52228                                        33-0344842
      ---------                                        ----------
(Commission File Number)                     (IRS Employer Identification No.)
                            7609 Ralston Road Arvada,

                                 (303) 422-8127
                                 --------------
                             (Registrant's telephone
                             number, including area code)

                                       N/A
                                       ---
          (Former name or former address, if changed since last report)

                                  March 8, 2007

                             QUIKBYTE SOFTWARE, INC.


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF QUIKBYTE SOFTWARE, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO QUIKBYTE SOFTWARE, INC.


                                  INTRODUCTION

         This Information Statement is being furnished to stockholders of record as of March 7, 2007, of the outstanding shares of common stock, $0.0001 par value (the "Common Stock") of QuikByte Software, Inc., a Colorado corporation ("QuikByte"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Common Stock pursuant to a Securities Purchase Agreement dated March 2, 2007 ("Purchase Agreement") by and among KI Equity Partners V, LLC, a Delaware limited liability company ("KI Equity") and QuikByte.

         Under the terms of the Purchase Agreement, QuikByte will, at closing of the transactions contemplated under the Purchase Agreement ("Closing"), sell to KI Equity, and KI Equity will purchase from QuikByte, 60,000,000 shares of QuikByte's Common Stock, on a post-Reverse Split basis ("Shares") for a purchase price of $600,000 ("Purchase Price"), or $0.01 per share. Prior to the Closing, QuikByte's 1-for-20 reverse stock split, which is discussed below, will have become effective. A copy of the Purchase Agreement is included as Exhibit 2.1 to QuikByte's Current Report dated March 2, 2007 and filed with the U.S. Securities and Exchange Commission ("SEC") on March 6, 2007 and is hereby incorporated by this reference. The Purchase Agreement is the legal document that governs the issuance of the Shares and the other transactions contemplated by the Purchase Agreement. The discussion of the Purchase Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1.

         The Purchase Agreement provides that, at Closing, QuikByte's existing officers will resign, and QuikByte's existing directors will appoint Kevin R. Keating as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. In addition, effective as of the Closing, QuikByte's existing directors will appoint Kevin R. Keating, Margie Blackwell and Jeff Andrews (collectively, the "New Directors") to act as directors of QuikByte, each effective as of the Closing. Biographical information on the New Directors is described in more detail below. All information concerning KI Equity and the New Directors has been provided to QuikByte by KI Equity.

         Following the Closing, and effective on the tenth (10th) day after this
Schedule 14(f)-1 Information Statement ("Information Statement") is filed with the SEC and distributed to QuikByte's stockholders, the current directors of QuikByte will resign. At the time such resignations become effective, there will be a change of control of QuikByte.

         This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of QuikByte in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to QuikByte's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of QuikByte's directors occurs
(otherwise than at a meeting of QuikByte's stockholders). Accordingly, the resignation of the current directors and the resulting change in a majority of QuikByte's directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to QuikByte's stockholders of record on or about March 9, 2007.


                     PROPOSED CHANGE IN CONTROL TRANSACTION

         On March 2, 2007, QuikByte and KI Equity entered into the Purchase Agreement under which QuikByte will sell to KI Equity, and KI Equity will purchase from QuikByte, 60,000,000 shares of QuikByte's Common Stock ("Shares") for a purchase price of $600,000 ("Purchase Price"), or $0.01 per share. The issuance of the Shares is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and such other available exemptions. As such, the Shares may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering the Shares has been or is expected to be filed with the United States Securities and Exchange Commission ("SEC" or "Commission") or with any state securities commission in connection with the issuance of the Shares. However, as a condition to the Closing, QuikByte will grant certain demand and piggyback registration rights to KI Equity with respect to the Shares. The registration rights agreement covering the foregoing registration rights will be executed by QuikByte and KI Equity at the Closing.

         In connection with the Purchase Agreement, and as a condition to the Closing, Bruno Koch, J.B. Heidebrecht and Mark Nixon, each of whom were former executive officers and directors of QuikByte for all or a portion of the period commencing January 26, 1989 and ending on or about December 31, 1991 (collectively, the "Former Principals") will agree to terminate any and all agreements and contracts with QuikByte and irrevocably release QuikByte from any and all debts, liabilities and obligations, pursuant to the terms and conditions of a certain settlement agreement ("Settlement Agreement") to be executed prior to the Closing. QuikByte will pay the Former Principals, at the Closing, an aggregate cash payment of $35,000. The Former Principals have also agreed to cancel, and return to QuikByte, an aggregate of 2,450,000 shares of common stock, on a post-Reverse Split basis.

         In connection with the Purchase Agreement, and as a condition to the Closing, Ponce Acquisition, LLC ("Ponce") will agree to cancel, and return to QuikByte, an aggregate of 7,450,000 shares of common stock, on a post-Reverse Split basis.

         Following the issuance of the Shares to KI Equity under the Purchase Agreement, and following the share cancellations by the Former Principals and Ponce, KI Equity will own approximately 92.7% of the total outstanding shares of QuikByte's common stock, on a post-Reverse Split basis, immediately following the Closing.

         The Registration Rights Agreement and the Settlement Agreement will be included as exhibits in a Current Report to be filed with the SEC by QuikByte following the Closing.

         The completion of the transactions contemplated under the Purchase Agreement are also subject to the satisfaction of certain other contingencies including, without limitation, (i) the payment of all of QuikByte's liabilities and obligations at Closing from the proceeds of the Purchase Price (including the consideration payable to the Former Principals under the Settlement Agreement), (ii) the cancellation of all contracts involving QuikByte, (iii) the filing of QuikByte's Annual Report on Form 10-KSB for the year ended December 31, 2006, (iv) compliance with regulatory requirements, (v) the continued quotation of QuikByte's common stock on the NASD Over-the-Counter Bulletin Board ("OTC BB"), (vi) delivery of certain legal opinions from QuikByte's counsel,
(vii) the delivery of various closing documents, (viii) the resignation of QuikByte's existing officers as of the Closing, and (ix) the filing with the SEC, and the mailing to QuikByte's stockholders, of this Information Statement announcing the proposed change of control pursuant to the Purchase Agreement.

         Effective as of the Closing, QuikByte's existing officers will resign, and QuikByte's existing directors will appoint Kevin R. Keating as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. In addition, effective as of the Closing, QuikByte's existing directors will appoint Kevin R. Keating, Margie Blackwell and Jeff Andrews (collectively, the "New Directors") to act as directors of QuikByte, each effective as of the Closing. Biographical information on the New Directors is described in more detail below.

         The Purchase Agreement requires, as a condition to Closing, that this Information Statement be filed with the SEC and mailed to its stockholders. Following the Closing, and effective on the tenth (10th) day after this Schedule 14(f)-1 Information Statement ("Information Statement") is filed with the SEC and distributed to QuikByte's stockholders, the current directors of QuikByte will resign. At the time such resignations become effective, there will be a change of control of QuikByte.

         The parties expect the closing of the transactions under the Purchase Agreement to occur on or about March 15, 2007. However, there can be no assurances that the transactions under the Purchase Agreement will be completed.

         The Purchase Agreement may be terminated as follows: (i) by mutual written consent, (ii) by either party if the purchase transaction is not consummated by March 15, 2007, (iii) by either party if the purchase transaction is prohibited by issuance of an order, decree or ruling, and (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement.

         The current directors of QuikByte have approved the Purchase Agreement and the transactions contemplated thereunder, the Settlement Agreement and the Registration Rights Agreement.


                                VOTING SECURITIES

         On March 2, 2007, QuikByte amended its Articles of Incorporation to reduce its authorized capital stock. The amendment reduced the authorized common stock from 500,000,000 shares, with a par value of $0.0001 per share, to 250,000,000 shares, with a par value of $0.0001 per share. The amendment also reduced the authorized preferred stock from 100,000,000 shares, with a par value of $0.0001 per share, to 10,000,000 shares, with a par value of $0.0001 per share.

         The amendment also provided for a 1-for-20 reverse stock split ("Reverse Split") of QuikByte's common stock outstanding on March 7, 2007. Subject to compliance with Rule 10b-17 promulgated under the Securities Exchange Act of 1934, as amended, every 20 shares of QuikByte's common stock shall automatically, without any action on the part of the holder thereof or QuikByte, be combined into and shall become one (1) fully paid and non-assessable share of QuikByte's common stock. No fractional shares of common stock or scrip certificate therefor will be issued to the holders of the shares of common stock by reason of the foregoing Reverse Split. Any fractions resulting from the Reverse Split computation will be rounded up to the next whole share. The total number of shares of common stock that QuikByte shall have the authority to issue shall remain 250,000,000 shares after the Reverse Split.

         QuikByte's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of QuikByte's stockholders. Each share of common stock entitles the holder thereof to one vote. Accordingly, upon the effectiveness of the Reverse Split, and following the issuance of the Shares to KI Equity under the Purchase Agreement and the share cancellations by the Former Principals and Ponce, as described above, QuikByte will have approximately 64,702,451 shares of common stock outstanding, subject to the round up for fractional shares in connection with the Reverse Split.

                               QUIKBYTE'S BUSINESS

         QuikByte has nominal assets and its sole business will be to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction could be negotiated and completed pursuant to which QuikByte would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.


                             DIRECTORS AND OFFICERS

         The following table sets forth the names, positions and ages of current executive officers and directors of QuikByte. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director or executive officer.



                        Name                          Age                         Position
      ------------------------------------------  ------------  ---------------------------------------------
      Reed Clayson                                    76        President, Secretary and Director

      Redgie Green                                    53        Director

      Wesley F. Whiting                               73        Director


     Reed Clayson, age 76, has been Secretary and Director of QuikByte since 2003 and President since May 2006. Mr. Clayson has undergraduate degrees in physics and journalism, from Utah State University (USU) in 1953 and 1963, respectively. He is a former Ph.D. candidate (physics) at University of California Los Angles (UCLA) in parallel with full-time employment and has done graduate work in English and physics at USU. Mr. Clayson has completed successful proposals/grant applications, often followed by project direction or support, for U.S. Department of Interior, National Science Foundation, DOE INEEL Laboratory, U.S. Department of Defense, U.S. Veterans Administration, U.S. Environmental Protection Agency, U.S. Department of Justice, state and local agencies, and some major commercial firms. In addition to QuikByte, he has been an officer and director in Evergreen Associates, Inc. (2000-2004), Resource Science, Inc. (2003-2006) and Synfuels Engineering Development, Inc. (1981-Present).

     Redgie Green, age 53, has been Director of QuikByte since February 2007. Mr. Green has also been Secretary and Director of Sun River Energy, Inc. since 1998. Mr. Green had been co-owner and operator of Green's B&R Enterprises, a wholesale donut baker from 1983 to 2006. He has also been an active investor in small capital and high-technology adventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. He was a director for Houston Operating Company in late 2003 until December 2004. He recently served as a director for Mountains West Exploration, Inc. in 2005. He is a Director of Cavion Technologies, Inc. (2006), Aspeon, Inc. (2006), and Captech Financial
Group, Inc. (2006). He served as a director of Baymark Technologies, Inc. 2005-2006.

     Wesley F. Whiting, age 73, has been a Director of QuikByte since February 2007. Mr. Whiting was President, Director and Secretary of Berge Exploration, Inc. (1978-88), President, Vice President and Director of NELX, Inc. (1994-1998), Vice President and Director of Intermountain Methane Corporation (1988-1991) and President of Westwind Production, Inc. (1997-1998). He was a Director of Kimbell deCar Corporation from 1998 until 2000, and he has been President and a Director of Dynadapt System, Inc. since 1998. He was a Director of Colorado Gold & Silver, Inc. from 1999 to 2000. He was President and Director of Business Exchange Holding Corp. from 2000 to 2002 and Acquisition Lending, Inc. from 2000 to 2002. He was Director and Vice President of Utilitec, Inc. from 1999 to 2002, and has been Vice President and Director of Agro Science, Inc. since 2001. He was President and Director of Premium Enterprises, Inc. from October 2002 to December 31, 2002. He is Vice President and Director of Evergreen Associates, Inc. and Resource Science, Inc. He was appointed Director and Secretary of BSA SatelLINK, Inc. in 2002. He was President and Director of Fayber Group, Inc. from 2003 to 2005 when he resigned. He has been a Director and Secretary of Jagged Edge Mountain Gear, Inc. since 2005. He has also been Director of Life USA, Inc. since 2003. He served as a director of Baymark Technologies, Inc. from 2005 to 2006. He is a director of Cavion Technologies, Inc. (2006) and Aspeon, Inc. (2006). He has been President and Director of Captech Financial Group, Inc. since 2006.


                        COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

         QuikByte is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. QuikByte does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, QuikByte's board of directors is deemed to be its audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of QuikByte's independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. QuikByte's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

                                 CODE OF ETHICS

         A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

o Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

o    Compliance with applicable governmental laws, rules and regulations;

o The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

o    Accountability for adherence to the code.

         Due to the limited scope of QuikByte's current operations, QuikByte has not adopted a corporate code of ethics that applies to its executive officers.


                              CONFLICTS OF INTEREST

         Certain conflicts of interest exist and may continue to exist between QuikByte and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of QuikByte.

         Certain conflicts of interest may exist between QuikByte and its management, and conflicts may develop in the future. QuikByte has not established policies or procedures for the resolution of current or potential conflicts of interest between QuikByte, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of QuikByte, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned.

             BOARD MEETINGS; NOMINATING AND COMPENSATION COMMITTEES

         The Board of Directors took a number of actions by written consent of all of the directors during the fiscal year ended December 31, 2006. Such actions by the written consent of all directors are, according to Colorado corporate law and QuikByte's by-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held. QuikByte's directors and officers do not receive remuneration from QuikByte unless approved by the Board of Directors or pursuant to an employment contract. No compensation has been paid to QuikByte's directors for attendance at any meetings during the last fiscal year.

         QuikByte does not have standing nominating or compensation committees, or committees performing similar functions. QuikByte's board of directors believes that it is not necessary to have a compensation committee at this time because the functions of such committee are adequately performed by the board of directors. The board of directors also is of the view that it is appropriate for QuikByte not to have a standing nominating committee because the board of directors has performed and will perform adequately the functions of a nominating committee. QuikByte is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee.

                           SHAREHOLDER COMMUNICATIONS

         There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of QuikByte's operations, a specific nominating policy would be premature and of little assistance until QuikByte's business operations are at a more advanced level. There are no specific, minimum qualifications that the board of directors believes must be met by a candidate recommended by the board of directors. Currently, the entire board of directors decides on nominees, on the recommendation of any member of the board of directors followed by the board's review of the candidates' resumes and interview of candidates. Based on the information gathered, the board of directors then makes a decision on whether to recommend the candidates as nominees for director. QuikByte does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

         QuikByte does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Colorado law and the federal proxy rules. The board of directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the board of directors, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

         Because the management and directors of QuikByte are the same persons, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the board of directors' attention by virtue of the co-extensive capacities served by Messrs. Clayson, Green and Whiting.


                                 INDEMNIFICATION

         Under Colorado law and pursuant to our articles of incorporation and bylaws, QuikByte may indemnify its officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to QuikByte's officers or directors pursuant to the foregoing provisions, QuikByte has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

         SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires QuikByte's directors and executive officers, and persons who beneficially own more than 10% of a registered class of QuikByte's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of QuikByte's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of QuikByte's common stock are required by SEC regulations to furnish QuikByte with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to QuikByte, or written representations that no reports were required, QuikByte believes that for the fiscal year ended December 31, 2006 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of QuikByte's securities filed a Form 3 with the SEC and has had no change of ownership since such filing.







                         EXECUTIVE COMPENSATION SUMMARY

         The following Executive Compensation Chart highlights the compensation for QuikByte's executive officers for the fiscal years ended December 31, 2004, 2005 and 2006.

---------------------------------------------------------------------- ---------------------------------------


                                                                               Long Term Compensation
---------------------------------------------------------------------- ---------------------------------------
                                        Annual Compensation                      Awards             Payouts
------------------------------ --------------------------------------- --------------------------- -----------
                                                                                      Securities
        Name                                              Other         Restricted    Underlying
         and                                              Annual          Stock        Options/       LTIP        All Other
      Principal                Salary ($)  Bonus       Compensation      Award(s)      SARs (#)    Payouts       Compensation
      Position          Year                 ($)           ($)             ($)                        ($)            ($)
---------------------- ------- ----------- --------- ----------------- ------------- ------------- ----------- -----------------
Reed Clayson            2006       $0         $0            $0             N/A           N/A          N/A            N/A
(President and          2005       $0         $0            $0             N/A           N/A          N/A            N/A
Secreatry)              2004       $0         $0            $0             N/A           N/A          N/A            N/A

---------------------- ------- ----------- --------- ----------------- ------------- ------------- ----------- -----------------


         No compensation was paid to QuikByte's directors during 2006.

         QuikByte adopted the 1989 stock option plan, and there are no stock options outstanding as of the date of this filing.



                            NEW DIRECTOR AND OFFICERS

         Effective as of the Closing, QuikByte's existing officers will resign, and QuikByte's existing directors will appoint Kevin R. Keating as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. In addition, effective as of the Closing, QuikByte's existing directors will appoint Kevin R. Keating, Margie Blackwell and Jeff Andrews (collectively, the "New Directors") to act as directors of QuikByte, each effective as of the Closing. Biographical information on the New Directors is described in more detail below.

         Following the Closing, and effective on the tenth (10th) day after this
Schedule 14(f)-1 Information Statement ("Information Statement") is filed with the SEC and distributed to QuikByte's stockholders, Messrs. Clayson, Whiting and Green will resign as QuikByte directors. At the time such resignations become effective, there will be a change of control of QuikByte.

     Kevin R. Keating, 66 years old, is the managing member of Vero Management, LLC, which provides administrative and financial consulting services for micro-cap public companies. For more than 40 years, he has been engaged in various aspects of the investment business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. From 1982 through 2006, he was associated with a variety of securities firms as a registered representative servicing the needs of high net worth individual investors. Additionally, Mr. Keating currently serves as director on the boards of Catalyst Lighting Group, Inc., 99 Cent Stuff, Inc., Blue Holdings, Inc., People's Liberation, Inc., DigitalFX International, Inc. and Frezer, Inc. He is also the sole officer and director of Wentworth II, Inc., Wentworth IV, Inc. and Wentworth V, Inc., all of which are publicly-reporting, non-trading blank check companies.

         Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity.

         Margie L. Blackwell, age 51, is a Member of Keating Investments, LLC, an SEC Registered Investment Advisor, and has been with the firm since 2000. From 1993 to 1999, she was a financial assistant to various non-public companies. Prior to that, she worked with the Chairman of the Board of Tele-Communications, Inc. ("TCI"), for eleven years. She first served in the capacity of Executive Assistant and was later promoted to Plan Manager of TCI's Employee Stock Purchase Plan. She was responsible for management of the Stock Plan, a 401(k) qualified plan that invested primarily in TCI stock. In addition, Ms. Blackwell served on the TCI Employee Stock Purchase Plan Committee as Plan Secretary.

         Margie L. Blackwell is a member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity.

         Jeff L. Andrews, age 37, is a Member of Keating Investments, LLC, and has been with Keating Securities, LLC, an NASD member firm, since 2003. He is a Registered Principal having completed his Series 7, 24 and 66 examinations, and is also Colorado Insurance Licensed. He was formerly Financial Advisor with UBS Financial Services (PaineWebber), Denver. Mr. Andrews started his career in media, managing a Summit County, Colorado television affiliate of Resort Sports Network and the Copley Theatre at The New England in Boston. He is currently a board member of 9Kids Who Care at KUSA-TV and a member of the CTEK Angels investment group in Denver, Colorado. Mr. Andrews is a 1994 graduate of Tufts University with a B.A. in English and Political Science.

         Jeff L. Andrews is a member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity.

         Based on information provided to QuikByte by KI Equity, none of the New Directors currently beneficially owns any equity securities or rights to acquire any securities of QuikByte, and none of them have been involved in any transaction with QuikByte or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein. Based on information provided to QuikByte by KI Equity, the New Directors have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding QuikByte's common stock beneficially owned on March 5, 2007, prior to giving effect to the Reverse Split, for (i) each shareholder QuikByte knows to be the beneficial owner of 5% or more of its outstanding common stock, (ii) each of QuikByte's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of QuikByte's knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Information Statement, there are not any pending or anticipated arrangements that may cause a change in control of QuikByte. At March 5, 2007, 292,049,012 shares of QuikByte's common stock were outstanding, prior to giving effect to the Reverse Split.





                                                       Number of Shares
                     Name                             Beneficially Owned                  Percent of Shares
                     ----                             ------------------                  -----------------
Reed                                                           0                                 0%
Clayson
11158 W. 68th Way
Arvada, CO 80004

Ponce Acquisition LLC                                     150,000,000                           51.4%
c/o Michael A. Littman, Managing Member
7609 Ralston Road
Arvada, CO 80002

Mark R. Nixon                                             21,500,000                            7.4%
2506 Topanga Skyline Dr.
Topanga, CA 90290

J.B.Heidebrecht                                           23,000,000                            7.9%
3621 Garnet St., #1
Torrance, CA 90503

Wesley F. Whiting                                              0                                 0%
Suite 210 E, 10200 W. 44th Ave.
Wheat Ridge, CO 80033

Redgie Green                                                   0                                 0%
16538 W. 76th Dr.
Arvada, CO 80007

All Executive Officers and Directors as a group                0                                 0%

(1) Shares are beneficially owned by Michael A. Littman who has sole voting and dispositive control.

         The following table sets forth certain information regarding QuikByte's common stock beneficially owned on March 5, 2007, for (i) each stockholder known to be the beneficial owner of 5% or more of QuikByte's outstanding common stock,
(ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis, to reflect the transactions contemplated by the Purchase Agreement, the Reverse Split and the share cancellations by the Former Principals and Ponce. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Purchase Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, QuikByte intends to file a Current Report on Form 8-K which will include an updated beneficial ownership to reflect the actual results of the completion of the transactions under the Purchase Agreement, the Reverse Split and the share cancellations by the Former Principals and Ponce.

         Assuming the issuance of 60,000,000 shares of QuikByte's common stock to KI Equity as part of the Purchase Agreement, and after giving effect to the Reverse Split and the share cancellations by the Former Principals and Ponce, QuikByte expects to have 64,702,451 shares of common stock outstanding.

                                                       Number of Shares
                     Name                             Beneficially Owned                  Percent of Shares
                     ----                             ------------------                  -----------------
Reed                                                           0                                 0%
Clayson
11158 W. 68th Way
Arvada, CO 80004

Ponce Acquisition LLC                                          0                                 0%
c/o Michael A. Littman, Managing Member
7609 Ralston Road
Arvada, CO 80002

Mark R. Nixon                                                  0                                 0%
2506 Topanga Skyline Dr.
Topanga, CA 90290

J.B. Heidebrecht                                               0                                 0%
3621 Garnet St., #1
Torrance, CA 90503

Wesley F. Whiting                                              0                                 0%
Suite 210 E, 10200 W. 44th Ave.
Wheat Ridge, CO 80033

Redgie Green                                                   0                                 0%
16538 W. 76th Dr.
Arvada, CO 80007

Kevin R. Keating (2)                                           0                                 0%
936A Beachland Blvd, Suite 13
Vero Beach, FL 32963

Margie L. Blackwell (3)                                        0                                 0%
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111

Jeff L. Andrews (3)                                            0                                 0%
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111

KI Equity Partners V, LLC (4)                             60,000,000                            92.7%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111

All Executive Officers and Directors as a group                0                                 0%


(1) Shares owned by Ponce Acquisition LLC, Mark R. Nixon and J.B. Heidebrecht will be cancelled as part of the transactions contemplated under the Purchase Agreement.

(2) Kevin R. Keating is not affiliated with and has no equity interest in KI Equity and disclaims any beneficial interest in the shares of QuikByte's common stock owned by KI Equity.

(3) Margie L. Blackwell and Jeff L. Andrews are members of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity. Margie
     L. Blackwell and Jeff L. Andrews disclaim any beneficial interest in the shares of QuikByte's common stock owned by KI Equity

(4) Timothy J. Keating is the manager of KI Equity and exercises sole voting and investment control over such shares. KI Equity is not owned by or affiliated with Kevin R. Keating.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Michael A. Littman is the managing member of Ponce Acquisition, LLC. Mr. Littman has also performed legal services for, and made cost advances on behalf of, QuikByte. Such services were rendered in connection with bringing QuikByte current in its reporting obligations under the Exchange Act and obtaining a quotation for QuikByte's common stock on the Over-the-Counter Bulletin Board. On January 30, 2007, QuikByte issued its promissory note to Mr. Littman in the principal amount of $434,385 to evidence these legal fees and cost advances. This note will be paid from the proceeds of the Purchase Price for the Shares pursuant to the terms of the Purchase Agreement.

                                    SIGNATURE

         In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     QuikByte Software, Inc.
                                                     -----------------------
                                                     (Registrant)

                                                     By: /s/ Reed Clayson
                                                     --------------------
                                                     Name:  Reed Clayson


Dated:   March 8, 2007